OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

January 26, 2018

Via Electronic Transmission

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Cowan:

Thank you for your comments provided on March 13, 2017, to the registration statement on Form N-1A (the “Registration Statement”) for Oppenheimer Master Event-Linked Bond Fund (the “Registrant” or the “Fund”). Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response.

Prospectus

1.	Please clarify that the Fund's policy to invest at least 80% of its net assets in event-linked bonds, includes borrowings for investment purposes.

This disclosure has been clarified.

2.	Please supplementally confirm that any derivatives included in the Fund's 80% test will be valued at market value.

The Fund is not currently trading indirectly through derivatives. If it were to do so, qualifying derivatives would be valued according to how they are valued for the Fund.

3.	In the fourth paragraph under “Implementation of Investment Objective,” please clarify whether the additional investments noted are included in the Fund's principal strategy. Otherwise delete the disclosure from this section.

This disclosure has been moved to the “Other Strategies” section.

4.	Under “Other Strategies” please clarify between principal and non-principal investment strategies.

We will consider revising the Prospectus as suggested. However, given that the prospectus is used solely by internal funds, and Form N-1A does not include a formatting requirement, we respectfully decline to revise the Prospectus at this time.

5.	Please clarify whether the use of derivatives is a principal investment strategy. If so please move the disclosure to the principal strategies discussion or revise the second sentence.

Derivatives is a principal strategy of the Fund, and therefore the disclosure has been moved to the principal strategies discussion.

6.	Please specify all types of derivative investments intended to be used by the Fund. See B Miller letter to ICI from July 2010.

The disclosure has been revised.

7.	The third sentence under the heading titled “Foreign Currency Forwards and Options” is risk disclosure, please move to the “Risks” section of the prospectus.

We believe that the all of the disclosure in this section is relevant to the investment strategy, and that to separate the sentence that discusses a risk of the strategy would remove important and relevant disclosure from the strategy discussion. Therefore, we respectfully decline to make this change.

8.	The third sentence under the heading titled “Corporate Debt Obligations” is risk disclosure, please move to the “Risks” section of the prospectus.

We believe that the all of the disclosure in this section is relevant to the investment strategy, and that to separate the sentence that discusses a risk of the strategy would remove important and relevant disclosure from the strategy discussion. Therefore, we respectfully decline to make this change.

9.	Please inform the staff supplementally how much of the Fund's net assets are invested in CLOs, CDOs, non-agency CMOs, nonagency CMBS or nonagency RMBS.
•	If the Fund may invest significantly (15% or more of its net assets) in these investments, please state whether the Fund considers any of those investments to be liquid (i.e., can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment).
•	Please provide, in your response, general market data on the types of investments and data on the liquidity of the investments that the Fund invests in, including information about:
•	1. Whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in [type of investments];
•	2. The specific measures that the Fund would take if it received a large redemption request;
•	3. The existence of an active market for the investment, including the number, diversity, and quality of market participants;
•	4. The frequency of trades or quotes for the investment, including the daily trading volume;
•	5. The volatility of trading prices for the investment;
•	6. Bid-ask spreads for the investment;
•	7. Restrictions on trading or transferring the investment;
•	8. The availability of, and Fund adviser’s access to, information on underlying loans or other assets held by CLOs, CDOs, and nonagency RMBS/CMBS; and
•	9. How the Fund will be able to appropriately value these investments on a daily basis.

At this time, the Fund does not invest in these types of instruments and does not intend to do so.

10.	The last sentence under the heading titled "Repurchase Agreements" is risk disclosure, please move to the "Risks" section of the prospectus.

We believe that the all of the disclosure in this section is relevant to the investment strategy, and that to separate the sentence that discusses a risk of the strategy would remove important and relevant disclosure from the strategy discussion. Therefore, we respectfully decline to make this change.

11.	Under the heading titled "Concentration," it is disclosed that the Fund will be subject to the risks associated with financial institutions in that sector, therefore please disclose those risks. Additionally please include “industry concentration risks” in the Risk Section.

Disclosure has been added to the “Concentration” paragraph. We do not believe it is necessary to add the disclosure again under the “Risks” section.

12.	The third sentence under the heading titled "Portfolio Turnover "is risk disclosure, please move to the "Risks" section of the prospectus.

We believe that the all of the disclosure in this section is relevant to the investment strategy, and that to separate the sentence that discusses a risk of the strategy would remove important and relevant disclosure from the strategy discussion. Therefore, we respectfully decline to make this change.

13.	Please consider revising the fifth sentence of the paragraph titled “Exchange –Traded Funds” as follows:

Similar to a mutual Fund, the net asset value of an ETF can fluctuate based on the prices of the securities owned by the ETF, however, other than authorized purchasers, investors such as the Fund cannot redeem at net asset value, but can only buy and sell at published market prices listed on the exchange. ETFs are also subject to the following additional risks: (i) the ETF’s market price may be more or less than its net asset value; (ii) an active market for the ETF may not develop; and (iii) market trading in the ETF may be halted under certain circumstances. The Fund's investments in the securities of ETFs are subject to the limits that apply to investments in investment companies under the Investment Company Act.

This change has been made.

14.	Under the section titled “Risks” in the Prospectus please clarify, if true, these risks are 'principal risks' of investing in the Fund.

Form N-1A Item 9(c) does not require a separation of “Principal Risks” from “Other Risks” of investments in the Fund. Therefore, we respectfully decline to make this change.

15.	Please move the second sentence under the heading titled "Trigger Event Determination Risk” to principal strategy disclosure section.

We believe that the all of the disclosure in this section is relevant to the investment risk, and that to separate the sentence that discusses a particular aspect of the investment strategy would remove important and relevant disclosure from the strategy discussion. Therefore, we respectfully decline to make this change.

16.	Please rename the “Concentration Risk” heading so as not confuse with industry concentration (e.g., focused investment risk).

This change has been made.

17.	The third paragraph of the heading titled “Fixed Income Market Risks” discusses the Federal Reserve “quantitative easing” program, please consider whether the disclosure is still appropriate. (Please Note: Quantitative easing technically ended in Oct. 2014.)

This disclosure has been revised.

18.	Please revise the advisory fee disclosure to provide the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets.

This disclosure has been added.

Statement of Additional Information

19.	If the Fund intends to invest in contingent convertible securities, then please explain supplementally the extent to which the Fund will invest in these instruments. (Please note, the staff may have more comments after reviewing your response.)

The Fund does not intend to invest in contingent convertible securities.

20.	Supplementally, please add a note regarding the Additional Fundamental policy listed under the third bullet point in the SAI, explaining that the policy is intended to indicate that the Fund will invest without limit in instruments of the group of industries in the financial securities sector, and that the Fund does so.

This disclosure is included in the Fundamental Policy. Therefore, we do not believe that additional disclosure is appropriate.

21.	Please revise the Portfolio Turnover disclosure in the SAI as required by Item 16(e). “Explain any significant variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year in response to Item 13.”

The change in portfolio turnover from year to year was not significant (42% for fiscal year ended September 30, 3015, 43% for fiscal year ended September 30, 2016 and 53% for fiscal year ended September 30, 2017). Therefore we do not believe that additional disclosure is required under N-1A Item 16(e).

22.	The section titled “The Sub-Advisory Agreement” requires the disclosure of compensation of each investment adviser, including subadvisers. The subadviser compensation must be disclosed regardless of whether the subadviser is paid by the Fund or the investments adviser.

•	The registrant must show the dollar amount of fees going back three fiscal years (or for the length of the Primary Adviser’s or subadviser’s service to the Fund, if shorter.)
•	The method of calculating the advisory fee. This includes:
•	The percentage of the fee and its basis (e.g., total assets, managed assets, net assets)
•	The amount of any breakpoint discounts.
•	The amount of any offset and credits paid for any of the last three fiscal year (e.g., waivers or expense reimbursements).
•	Description of any waivers and expense limitation agreements.

We respectfully disagree with the Commission staff’s position that the subadviser compensation must be disclosed regardless of whether the subadviser is paid by the fund or the investment adviser. We note that the Commission’s Final Rule adopting Form N-1A: Registration Form Used by Open-End Management Investment Companies (Investment Company Act Release No. 23064) (March 13, 1998) (the “Final Rule”) states the following:

In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund.  (Emphasis added.)

The Commission’s Final Rule, by its literal terms, requires prospectus disclosure about the aggregate advisory fees paid by a fund and SAI disclosure about the amount of sub-advisory fees paid by the fund, not by the fund and the investment adviser. There is no indication that the Final Rule contemplated that sub-advisory fees paid by the investment adviser to a sub-adviser should be separately set forth in the prospectus or in the SAI.

Moreover, the literal terms of Item 19(a)(3) requires, in relevant part, disclosure of “[t]he method of calculating the advisory fee payable by the Fund including:

(i)	The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years[.]” (Emphasis added.)

We believe that the language of the Final Rule, as well as the plain and literal terms of Item 19(a)(3), indicates only that amounts paid by the Fund to the investment adviser should be included in the SAI.  Moreover, we believe that it would be confusing and unhelpful to shareholders to provide additional amounts that the investment adviser pays to its sub-adviser, since such amounts are already included in the amounts that will be shown in the “total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).”

For these reasons, we respectfully disagree with the staff’s position and believe the disclosure is consistent with the requirements and purpose of Form N-1A.

23.	Part C-Item 28 (d)(ii): Please confirm that the sub-advisory fee information is included in the exhibit.

The Sub-Advisory Agreement is included via cross-reference to the Fund’s Amendment No. 8, filed on 1/28/14.

* * * * *

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Emily Petkun Ast, Esq.

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-4086

east@ofiglobal.com

Sincerely,

/s/ Emily Petkun Ast
Emily Petkun Ast

cc:	Cynthia Lo Bessette, Esq.
Taylor V. Edwards, Esq.
Ropes & Gray LLP